EXHIBIT 12.1

UDR, Inc.
Computation of Ratio Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Loss from continuing operations	$(8,543)	$(30,026)	$(29,925)	$(97,003)

Add (from continuing operations):
Interest on indebtedness	31,845	39,968	108,132	116,785
Portion of rents representative of the interest factor	510	522	1,534	1,519
	$23,812	$10,464	$79,741	$21,301
Fixed charges and preferred stock dividends (from continuing operations):
Interest on indebtedness	$31,845	$39,968	$108,132	$116,785
Capitalized interest	7,616	3,397	17,604	9,489
Portion of rents representative of the interest factor	510	522	1,534	1,519
Fixed charges	$39,971	$43,887	$127,270	$127,793

Add:
Preferred stock dividends	$931	$2,308	$5,079	$7,003
Premium on preferred stock	—	—	2,791	175
Combined fixed charges and preferred stock dividends	$40,902	$46,195	$135,140	$134,971

Ratio of earnings to fixed charges	—	—	—	—
Ratio of earnings to combined fixed charges and preferred stock	—	—	—	—
For the three months ending September 30, 2012, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of 1:1 ratio by $16.2 million and $17.1 million, respectively.
For the six months ending September 30, 2012, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of 1:1 ratio by $47.5 million and $55.4 million, respectively.
For the three months ending September 30, 2011, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of 1:1 ratio by $33.4 million and $35.7 million, respectively.
For the six months ending September 30, 2011, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of 1:1 ratio by $106.5 million and $113.7 million, respectively.